April 17, 2017
VIA EDGAR
Eric McPhee, Senior Staff Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Extra Space Storage Inc.
Form 10-K for the year ended December 31, 2016
Filed on February 27, 2017
File No. 001-32269

Dear Mr. McPhee:

Extra Space Storage Inc. (the “Company,” “we,” “us” and “our”) submits this letter in response to the Staff’s comment letter dated April 10, 2017. For your convenience, we have set forth the Staff’s comment and the Company’s response for each item below.
Form 10-K for the year ended December 31, 2016
Same-Store Results, page 33

1)
Please revise your reconciliation in future filings to begin with net income, the most directly comparable measure, ensuring that the non-GAAP measure does not receive undue prominence. See Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Company Response:

We acknowledge the Staff’s comment and confirm that in future filings, we will revise our reconciliation to begin with net income, ensuring that the non-GAAP measure does not receive undue prominence.
Notes to Consolidated Financial Statements

4. Property Acquisitions and Dispositions, page 60

2)
We note that the amounts disclosed in the table for the number and value of OP Units issued during 2016 do not agree to the amounts disclosed in Note 13. Please tell us the actual number of OP Units issued during 2016 and the value of those units, and clarify or revise your disclosure in future filings. To the extent the value assigned to issued OP Units varies significantly, please tell us the reason for such variances.

Company Response:
The table included in Note 4 with the number and value of OP Units issued during 2016 agrees in total to the amounts disclosed in Note 13 and Note 14. However, Note 4 contains an error in one line item – the number of units issued on the acquisition date of November 2, 2016. The total number of units presented in the table is correct, but the number of units issued on 11/2/16 was mistakenly reported as 77,575,000, rather than the actual number of 77,575. The table below reconciles the amounts in Note 4 with the amounts in Note 13 and Note 14 along with the corrected number of units that were in error. The Company will revise its disclosure in future filings to reflect this change.

Date of Acquisition	November 8, 2016	November 2, 2016	June 30, 2016	June 10, 2016	Total
Amounts in 000's

Note 4 Value as Presented	$12,156	$5,842	$1,200	$55,037	$74,235

Note 13 Value	$12,156	$—	$—	$55,037	$67,193
Note 14 Value	—	5,842	1,200	—	7,042
Note 13 and 14 Value Total	$12,156	$5,842	$1,200	$55,037	$74,235

Note 4 Units as Presented	486,244	77,575,000	13,764	2,201,467	2,779,050
Note 4 Units Corrected	486,244	77,575	13,764	2,201,467	2,779,050

Note 13 Units	486,244	—	—	2,201,467	2,687,711
Note 14 Units	—	77,575	13,764	—	91,339
Note 13 and 14 Units Total	486,244	77,575	13,764	2,201,467	2,779,050

Form 8-K 2.02 filed on February 21, 2017

Exhibit 99.1

Outlook

3)
We note you provide certain non-GAAP same-store outlook numbers. In future Form 8-K 2.02 filings, please follow the guidance in C&DI Question 102.10 and provide the reconciliations required by Item 10(e)(1)(i) of Regulation S-K.

Company Response:

We acknowledge the Staff’s comment and confirm that in future Form 8-K 2.02 filings, we will follow the guidance in C&DI Question 102.10 and provide the reconciliations required by Item 10(e)(1)(i) of Regulation S-K.

We appreciate the time that you have taken to review our filings. If you have any questions regarding the foregoing responses, please contact me at (801) 365-4482.
Sincerely,

P. Scott Stubbs
Executive Vice President
Chief Financial Officer

cc:	Ernst & Young LLP
Latham & Watkins LLP

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